Exhibit 21.1

Subsidiaries of the Registrant
	Entity	Jurisdiction of Organization
1.	Latham Intermediate Holdings, LLC	Delaware
2.	Latham US, LLC	Delaware
3.	Latham Purchaser Holdings, LLC	Delaware
4.	Latham Purchaser Parent, Inc.	Delaware
5.	Latham Purchaser, Inc.	Delaware
6.	LPP Holdings Inc.	Delaware
7.	Latham International Holdings, Inc.	Delaware
8.	Latham International Manufacturing Corp.	Delaware
9.	Latham Pool Products, Inc.	Delaware
10.	Pool Cover Specialists, LLC	Utah
11.	Pacific Pools Europe S.à r.l.	France
12.	LPP US, LLC	Delaware
13.	Latham Pool Products ULC/Produits de Piscine Latham ULC	Canada
14.	Narellan Group Pty Ltd	New South Wales
15.	Narellan Pools Pty Ltd	New South Wales
16.	Narellan Franchise Pty Ltd	New South Wales
17.	Narellan Innovations Unit Trust	New South Wales
18.	Narellan Innovations Pty Ltd	New South Wales
19.	Narellan Pools (NZ) Pty Ltd	New Zealand
20.	Narellan Pools (Canada) Ltd	Canada
21.	GL International, LLC	Delaware
22.	Trojan Leisure Products, LLC	New York